Mail Stop 4561

March 10, 2010

Mr. Robert A. Eberle
President and Chief Executive Officer
Bottomline Technologies (de), Inc.
325 Corporate Drive
Portsmouth, NH 03801

> **Re:** **Bottomline Technologies (de), Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2009**
> **Filed September 11, 2009**
> **Form 8-K filed on August 5, 2009**
> **Form 8-K filed on October 22, 2009**

Dear Mr. Eberle:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief